

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2013

<u>Via E-mail</u>
Mr. Frank Manning
Chief Executive Officer
Zoom Telephonics, Inc.
207 South Street
Boston, MA 02111

> **Re: Zoom Telephonics, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 29, 2013**
> **File No. 333-188926**

Dear Mr. Manning:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. We note that if you cancel the rights offering, all subscription payments will be returned "as soon as practicable." This timing is too vague. Please revise to provide a more definite timeframe (e.g. days, weeks, etc.).

2. Clarify how shareholders will be notified if the offering is cancelled, terminated or extended.

3. Please confirm that you provided notice of this offering to the Financial Industry Regulatory Authority pursuant to Rule 10b-17 of the Securities Exchange Act of 1934.

4. We note your statement that you reserve the right in your sole discretion to amend or modify the terms of the rights offering. Please confirm that if such changes result in a new security being offered shareholders will be afforded an opportunity to change their investment decision.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 36

Three Months Ended March 31, 2013 Compared to Three Months Ended March 21, 2012, page 36

5. As required by Item 303(a)(3)(iii) of Regulation S-K, please provide a narrative discussion addressing the extent to which your reported decrease in net sales for the first quarter of 2013 compared to the first quarter in 2012 is attributable to increased price, increased volume, the introduction of new products or services, the increased competitive conditions to offer high-demand products such as, DSL and cable broadband modems, to a select number of desired customers, or other relevant factors.

Results of operations, page 36

Three months ended March 31, 2013 to three months ended March 31, 2012

6. We note that the sales in the first quarter of 2013 have significantly decreased when compared to the same period last year. Also we note that inventory balance has increased since December 31, 2012. Please disclose how you considered the decrease in sales in your inventory valuation for obsolete and slow moving products.

Fiscal 2012 Compared to Fiscal 2011, page 40

Liquidity and Capital Resources, page 40

7. You repeat your liquidity and capital resources discussion for 2013 in this section. Please delete this repetitive discussion or replace with a of liquidity and capital resources for the years 2011 and 2012.

8. Based on your disclosure on page 41, your Financing Agreement has a two year term and has a balance $910,807 as of December 31, 2012. As such, please include your debt-obligations in your contractual obligations table on page 42.

Business, page 42

Competition, page 49

9. As a result of its spin-off from Zoom Technologies in 2009, the company became an independent company. Confirm that your company does not compete against Zoom Technologies. Describe any continuing relationships between the two companies.

Legal Proceedings, page 53

10. Please revise to include the name of the court or agency in which the proceedings are pending, a description of the factual basis alleged underlying each proceeding, and the relief sought. Refer to Item 103 of Regulation S-K.

Board of Directors and Management, page 53

Information Regarding the Board of Directors, page 53

11. Please revise to identify the principal occupation held by Mr. Peter R. Kramer during the past five years. Refer to Item 401(e)(1) of Regulation S-K. Further, please explain the listing of Mr. Kramer's current principal occupation as "Artist" on page 53. We note Mr. Kramer has been a director of the company since 1977 and served as Executive Vice President from May 1977 until November 2009.

12. Please disclose any other directorships held, including any other directorships held during the past five years, by each director. Refer to Item 401(e)(2) of Regulation S-K.

Summary of United States Federal Income Tax Consequences, page 60

13. We note several representations which may be material to investors. Please file an opinion of counsel or of an independent public or certified public accountant or, in lieu thereof, a revenue ruling from the Internal Revenue Service, supporting the tax matters and consequences to the shareholders as described in the filing, or explain why such an opinion need not be filed. Refer to Item 601(b)(8) of Regulation S-K. For further guidance, please refer to Section III.A.2, Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

<u>Notes to Financial Statements Years Ended December 31, 2011 and 2012, page F-7</u>

<u>(2) Summary of Significant Accounting Policies, page F-7</u>

<u>(h) Revenue Recognition, page F-9</u>

14. We note based on your discussion on page F-8 you have significant consigned inventory. As such please disclose your revenue recognition policy as it relates to consignment sales.

<u>Item 17. Undertakings, page II-4</u>

15. Please disclose whether the company reserves the right to reoffer unsubscribed shares publicly. If true, provide the necessary disclosure pursuant to Item 512(c) of Regulation S-K.

<u>Item 17. Undertakings, page II-5</u>

16. As you cannot incorporate subsequent Exchange Act documents by reference, delete the Item 512(b) undertaking of Regulation S-K. For guidance please refer to Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Rules, Question and Answer 212.11, available at on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

<u>Signatures, page II-6</u>

17. Please revise to include the controller or principal accounting officer signature in addition to your principal executive officer and principal financial officer. See Instruction 1 to "Signatures" on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Daniele Ouellette Levy, Esq.
        Morse, Barnes-Brown & Pendleton, PC